EXHIBIT 2
MEMBERS OF FILING GROUP

Filing Party	Item 3 Classification
V. Prem Watsa	(G)
1109519 Ontario Limited	(G)
The Sixty Two Investment Company Limited	(G)
810679 Ontario Limited	(G)
Fairfax Financial Holdings Limited	(G)
Odyssey America Reinsurance Corporation	(C)
United States Fire Insurance Company	(C)